Contact

www.linkedin.com/in/brianludden
(LinkedIn)

Brian Ludden

Chief Executive Officer at LUDEX, LLC
Chicago, Illinois, United States

Summary

Brian Ludden is the founder and CEO of LUDEX and has a distinguished career marked by entrepreneurial endeavors and inspirational leadership. Brian has always attracted the highest level of talent, developing winning teams to scale successful businesses. His passion and love for card-collecting began in his early childhood and extended beyond his college baseball career.

Relying on his background as a successful trader, one who opened and managed high-profile firms, he is driven to provide innovative solutions to the card-collecting space. What began as a childhood hobby has grown into a passionate and technology-driven business built to reach collectors and provide technology-backed tools to build profitable portfolios.

Brian graduated from Northern Illinois University with a degree in Finance. He is a member of the Chicago Board Exchange, Chicago Mercantile Exchange, as well as the Chicago Board of Trade. Additionally, he has served on the board of several non-profits, including Urban Options and has consulted for inner-city youth athletic programs. Brian currently sits on the board of The Giving Project, a non-profit organization.

Experience

LUDEX, LLC

Chief Executive Officer
May 2021 - Present (2 years 11 months)
Chicago, Illinois, United States

Simplex Trading LLC

Head of Index Options
April 2017 - May 2021 (4 years 2 months)
Chicago, Illinois, United States

BFL LLC

Chief Executive Officer / Founder

January 2007 - April 2017 (10 years 4 months)

Chicago, Illinois, United States

Founded an S&P Options Group. Led team of traders and clerks, resulting in exit to Simplex Investments in 2017.

Northern Access Investments

Head of Index Options

January 2004 - January 2007 (3 years 1 month)

Wellington Capital Markets

Co-Founder

February 1999 - January 2004 (5 years)

Chicago, Illinois, United States

Education

Northern Illinois University

Bachelor of Science - BS, Financial Mathematics